MOJO LICENSING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

(UNAUDITED)



INDEX TO FINANCIAL STATEMENTS



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Independent Accountants' Review Report

To the Members
Mojo Licensing, LLC

We have reviewed the accompanying financial statements of Mojo Licensing, LLC (the "Company"), a California Limited Liability Company, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and members' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
March 12, 2021

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

MOJO LICENSING, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019
(UNAUDITED)

	2020	2019
Assets		
Current assets:		
Cash	$ 1,848	$ 109,547
Accounts receivable	387,725	814,416
Inventory	571,832	953,472
Prepaids and other current assets	125,620	49,421
Total current assets	1,087,025	1,926,856
Property and equipment, net	6,389	11,680
Intangible assets	485,000	485,000
Other assets	2,365	29,452
Total assets	$ 1,580,779	$ 2,452,988
Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable	$ 1,020,034	$ 1,186,384
Accrued liabilities	49,869	6,154
Line of credit	140,337	649,105
Note payable	136,000	-
Notes payable - related parties	180,500	-
Total current liabilities	1,526,740	1,841,643
Note payable - net of current portion	50,500	-
Notes payable - related parties	1,280,914	959,000
Total liabilities	2,858,154	2,800,643
Commitments and contingencies	-	-
Members' Deficit:		
Members' deficit	(1,277,375)	(347,655)
Total members' deficit	(1,277,375)	(347,655)
Total liabilities and members' deficit	$ 1,580,779	$ 2,452,988

See accompanying notes to financial statements and accountants' review report.

MOJO LICENSING, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

	2020	2019
Revenues	$ 1,911,535	$ 3,442,904
Cost of revenues	723,927	1,672,701
Gross profit	1,187,608	1,770,203
Operating Expenses:		
General and administrative	1,182,202	1,415,870
Sales and marketing	650,359	1,044,611
Total operating expenses	1,832,561	2,460,481
Operating income	(644,953)	(690,278)
Other (income) expense :		
Interest expense	49,142	35,407
Other expense	1,954	2,315
Total other (income) expense	51,096	37,722
Loss before provision for income taxes	(696,049)	(728,000)
Provision for income taxes	800	800
Net loss	$ (696,849)	$ (728,800)
Beginning members' deficit	(347,655)	361,145
Contributions (repurchases)	(232,871)	20,000
Ending members' deficit	$ (1,277,375)	$ (347,655)

See accompanying notes to financial statements and accountants' review report.

3

MOJO LICENSING, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (696,849)	$ (728,800)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,291	5,291
Changes in operating assets and liabilities:		
Accounts receivable	426,691	419,131
Prepaids and other current assets	(49,112)	(12,994)
Accounts payable	(166,350)	(52,899)
Accrued liabilities	43,715	6,087
Net cash used in operating activities	(54,974)	(665,350)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	367,129	140,000
Net proceeds (repayment) on line of credit	(508,768)	649,105
Proceeds from notes payable	186,500	-
Payments on notes payable - related parites	(97,586)	(6,000)
Net cash used in financing activities	(52,725)	783,105
Increase (decrease) in cash and cash equivalents	(107,699)	117,755
Cash and cash equivalents, beginning of year	109,547	(8,208)
Cash and cash equivalents, end of year	$ 1,848	$ 109,547
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ 800
Non cash investing and financing activities:		
Membership units purchased with a note payable	$ 600,000	$ 120,000

See accompanying notes to financial statements and accountants' review report.

4

NOTE 1 – NATURE OF OPERATIONS

Mojo Licensing, LLC (the "Company") was formed as an LLC on January 11, 2016 in the State of California. The Company is headquartered in Newport Beach, California. The Company was formed to embroider professional sports and collegiate team logos on to rolling luggage, duffel bags and backpacks.

NOTE 2 – MANAGEMENT'S PLANS

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. As of December 31, 2020, the Company has a working capital deficit of approximately $440,000 and has had recurring losses including a net loss of $696,849 during the year ended December 31, 2020.

The Company has been funded to date by its members' and various other short and long-term borrowings. Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. During 2020, the Company made a series of cost cutting measures including moving to a new lower cost facility, modifying its inventory procurement and finalization process, paying down the line of credit for which has higher borrowing rates and other minor items. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors. In addition, the Company's managing member has deferred the payment of amounts due to him and committed to fund capital shortfalls should they be needed for the period of one year from the issuance date of these financial statements.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, governmental policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash Equivalents

The Company considers all short-term financial instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less allowances for discounts and doubtful accounts. Accounts receivable consist of amounts due for product sales. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due. The allowance for doubtful accounts at December 31, 2020 and 2019 was insignificant to the financial statements.

Inventory

Inventories consist of work-in-process and finished goods and are stated at the lower of cost (first-in, first-out) or market. Market is determined by comparison with recent purchases or net realizable value.

The Company provides an allowance to reduce the inventory carrying value to the lower of cost or net realizable value. In determining net realizable value, the Company assumes the inventory will be offered for sale in the normal course of business and not on a liquidation basis. As of December 31, 2020 and 2019, the amount of any such reserve was negligible.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives (Note 4). Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized.

Intangible Assets

Indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment for which is usually done at year end. We test individual indefinite-lived intangible assets by comparing the book value of each asset to the estimated fair value. The Company's intangible assets include the rights to various licensing agreements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. In addition, the adoption of the ASU did not have an impact on operation and the financial statements. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of a transaction price;
- Allocation of the transactions price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company records a liability for deposits for future products. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of the products used in the product of the Company's finished products, finished products and shipping costs.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31, 2020 and 2019 totaled $262,045 and $344,587, respectively, which is included within sales and marketing expense.

Income Taxes

Federal and state income tax regulations require that the income or loss of a limited liability company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements. The Company's policy is to record distributions to its members related to the member's federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

As of December 31, 2020 and 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company's tax return from 2016 forward are open to federal and state income tax examination. As of December 31, 2020 and 2019, there were no ongoing tax examinations.

NOTE 4 – FINANCIAL STATEMENT ELEMENTS

Property and Equipment

Property and equipment consist of the following as of December 31:

	2020	2019
Furniture and fixtures	$ 24,793	$ 24,793
Computer equipment	1,660	1,660
Total property and equipment	26,453	26,453
Accumulated Depreciation	(20,064)	(14,773)
	$ 6,389	$ 11,680

Furniture and fixtures, and equipment are depreciated over five years.

Depreciation expense for the years ended December 31, 2020 and 2019 was $5,291 and $5,291, respectively.

Licensing Arrangements

The Company enters to arrangements with professional and college sports leagues. Under these arrangements, the Company typically pays a percentage of gross sales related to the licensed teams, marks, etc. In addition, these agreements also contain minimum guarantees for the Company expenses over the expected benefit period or based upon actual gross sales. The loss of one or more of these arrangements would have a significant impact on the Company's financial statements.

NOTE 5 – LINE OF CREDIT AND NOTES PAYABLE

In 2019, the Company obtained a $500,000 revolving line of credit with a bank. The line bears interest at the greater of the bank's prime plus 7.50% (8.7)% as of December 31, 2020) per annum. Interest is payable monthly with the line of credit expiring one year from the date of the agreement for which can automatically renew. The line is secured by all of the assets of the Company and personally guaranteed by a member. The Company can borrow up to 80% of their eligible accounts receivable.

In April 2020, the Company received $42,500 in payroll protection program loans ("PPP"). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees. The Company has reflected the amount due under this arrangement as long-term due to the expectation that the amounts will be forgiven.

In 2020, the Company received a $8,000 economic injury disaster loan ("EIDL"). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments will be made through the maturity date in 2050.

In June 2020, the Company entered into a note payable with a third party for $120,000 in proceeds. The note payable was due 90 days from issuance and had a flat interest amount of $30,000. The note payable is secured by a variety of the Company's assets and a portion of the managing member's interest. As of December 31, 2020, the balance of the note payable was $136,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's members' loan monies to the Company from time to time. In addition, the Company has entered into agreements with former members to purchase their membership interests. The loans have a variety of monthly and annual repayment provisions and do not incur interest. In addition, the managing member has represented that amounts due to him will not be repaid within the period of less than one year. As of December 31, 2020 and 2019, loans from members' and former members' totaled $1,461,414 and $959,000, respectively.

The following provide the minimum principal payments due as of December 31, 2020 to the members and former members.

Years ending December 31:

2021	$	180,500
2022		995,414
2023		110,000
2024		142,500
2025		33,000
	$	1,461,414

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In January 2020, the Company entered into a non-cancellable operating lease for its operations for a period of 66 months expiring in June 2025. The monthly lease payments range from $21,541 to $24,972. The Company is straight lining the rent for which an accrued rent liability of $49,486 was reflected within accrued liabilities on the accompanying balance sheet.

The scheduled minimum annual lease payments under the non-cancellable lease are as follows:

Years ending December 31:

2021	$	244,056
2022		274,230
2023		282,457
2024		290,931
2025		149,830
	$	1,241,504

Rent expense totaled $186,428 and $66,630 for the years ended December 31, 2020 and 2019, respectively.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020, to assess the need for potential recognition or disclosure in the financial statements. Such events were evaluated through March 12, 2021, the date the financial statements were available to be issued. Based upon this evaluation, it was determined no additional subsequent events occurred that require recognition or additional disclosure in the financial statements, other than those disclosed above.